Exhibit 21.1

MICHAEL FOODS GROUP, INC.

SUBSIDIARIES

Subsidiary	State or Other Jurisdiction of Incorporation
Abbotsford Farms, Inc.	Minnesota
Casa Trucking, Inc.	Minnesota
Crystal Farms Refrigerated Distribution Company	Minnesota
Farm Fresh Foods, Inc.	Nevada
KMS Dairy, Inc.	Minnesota
MFI Food Asia, LLC	Delaware
MFI Food Canada, Ltd.	Canada
MFI International, Inc.	Minnesota
Michael Foods, Inc.	Delaware
Michael Foods of Delaware, Inc.	Delaware
Minnesota Products, Inc.	Minnesota
M. G. Waldbaum Company	Nebraska
Northern Star Co.	Minnesota
Papetti’s Hygrade Egg Products, Inc.	Minnesota
Trilogy Egg Products, Inc.	Canada